Kangaroo Oral Care, LLC

Financial Statements

and

Independent Accountant's Review Report

For the Period Ended June 30, 2018

Kangaroo Oral Care, LLC

June 30, 2018

Financial Statements

Table of Contents
Period Ended June 30, 2018

Page

Independent Accountant's Review Report   1

Financial Statements

Balance Sheet   2

Statement of Revenues, Expenses and Members' Equity   3

Statement of Cash Flows   4

Notes to Financial Statements   5-6



WILD, MANEY & RESNICK, LLP • Certified Public Accountants

185 Froehlich Farm Boulevard • Woodbury, New York 11797
T: 516.364.8888 • T: 516.938.1040 • F: 516.364.3717

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members
Kangaroo Oral Care, LLC
Cedarhurst, NY 11516

To the Members:

We have reviewed the accompanying balance sheet of Kangaroo Oral Care, LLC (a New York LLC), as of June 30, 2018, and the related statements of revenues, expenses and members' equity, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Wild, Maney & Resnick LLP

Wild, Maney & Resnick, LLP

Wild, Maney & Resnick, LLP
Certified Public Accountants

August 28, 2018

Kangaroo Oral Care, LLC
Balance Sheet
As of June 30, 2018

Assets

Assets	$	-

Liabilities And Members' Equity

Liabilities		-

Members' Equity

Members' Equity		-
Total Liabilties and Members' Equity	$	-

Kangaroo Oral Care, LLC
Statement of Revenues, Expenses and Members' Equity
From inception through June 30, 2018

Revenues	$	-
Operating Expenses		
Research & Development		20,000
Legal & Professional Fees		7,423
Computer & Internet		493
Total Operating Expenses		27,916
Operating Income/(Loss)		(27,916)
Net Income/(Loss)		(27,916)
Members' Equity, Beginning of Period		-
Member Contributions		27,916
Members Equity, End of Period	$	-

Kangaroo Oral Care, LLC
Statement of Cash Flows
From inception through June 30, 2018

Cash Flows From Operating Activities		
Net Income/(Loss)	$	(27,916)
Net Cash Provided by/(Used In) Operating Activities		(27,916)
Cash Flows From Investing Activities		
Net Cash Provided by/(Used In) Investing Activities		0
Cash Flows From Financing Activities		
Member Contributions		27,916
Net Cash Provided by/(Used In) Financing Activities		27,916
Net Increase (Decrease) in Cash		-
Cash at Beginning of Period		-
Cash at End of Period	$	-

Kangaroo Oral Care, LLC
Notes to Financial Statements
For the period ended June 30, 2018

Note 1 – Summary of Significant Accounting Policies

Nature of Operations – Kangaroo Oral Care, LLC (hereinafter "the Company") was organized December 29, 2017 under the laws of the State of New York and commenced operations in January 2018. The Company designs and develops oral care products directed toward the dental consumer market.

Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Income & Expense Recognition - The financial statements are prepared using the accrual basis of accounting. Under the accrual basis, income is recognized when earned and related expenses are recorded when incurred. Certain current costs are capitalized and expensed against earnings of future years.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes -The Company uses the cash method for income tax purposes. Accordingly, revenues are recognized when received and expenses are recognized when paid. As a limited liability company, the Company is taxed as a partnership for Federal and State income tax purposes. As such, the Company's income or loss and credits are passed through to the members and combined with their other personal income and deductions to determine taxable income on their individual returns in accordance with their respective ownership percentages. Accordingly, no provision or liability for income taxes has been recorded in the financial statements.

In the normal course of business the Company is subject to examination by Federal and State taxing authorities. The Company does not know of any uncertain tax positions that would have a material impact to the financial statements.

Cash, Cash Equivalents, and Restricted Cash – Cash and cash equivalents include cash and highly liquid investments with a maturity date of three months or less. Restricted cash includes account balances maintained which are restricted in purpose or timing for use. Cash deposit balances held at financial institutions may exceed Federal Deposit Insurance Corporation ("FDIC") insured limits of $250,000.

Advertising Costs – Advertising costs are expensed as incurred. No advertising costs were incurred for the period ended June 30, 2018.

Note 2 – Marketing, Advertising & Promotion Agreements

The Company has contracted with Idea Pros, LLC to provide outsourced business advisory services to the Company. These services include guidance in managing daily business operations, fund raising and marketing, and product design and development evaluation. These services are provided to the Company

in exchange for a future equity stake and commission from gross profit margin for orders generated by Idea Pros, LLC equal to 20%.

Note 3 – Going Concern

The Company has not generated any revenue since inception to satisfy short-term liabilities and costs of operations. These events could cause the company to cease operations within the next fiscal year.

The members of the Company are finalizing negotiations to add a new managing member. The current members believe doing so will sufficiently increase working capital to allow the Company to continue its operations and satisfy its obligations through the next year.

Note 4 – Subsequent Events

Management has evaluated subsequent events through August 28, 2018 the date which the financial statements are available to be issued. The following subsequent events and transactions occurred subsequent to June 30, 2018.

The Company has secured a new managing member. This new member has contributed funds to the Company in exchange for a 39% capital interest. The members have agreed to accrue a commission expense in the amount of $15,000 to be paid out of future earnings to an individual for referring the new member to the Company.

The Company contracted with a foreign company specializing in development and production of electric toothbrushes to create a prototype of the Company's product. The total cost of production is estimated by management to be $35,000. The Company has significantly increased efforts to market its product and raise capital, contracting with a marketing firm specializing in start-up companies and a crowd funding company to accomplish this. The total costs of these contracts to the Company is an initial fee of $60,000, $11,035 per month for twelve months, and $535 thereafter.

The Company has engaged an attorney to mediate the termination of the existing contract between the Company and Idea Pros LLC. The Company believes it is more likely than not the matter will not go to litigation, and as such, no contingent liability related to this matter has been accrued.

No other events that would impact these financial statements requiring disclosure was identified by management.